UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

SPRINT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85207 U 10 5

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Robert S. Townsend, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC, BK (1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,446,086,110 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,446,086,110 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,446,086,110 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 84.74% (2)(3)
14	Type of Reporting Person HC, CO

(1)	Such figure includes 3,131,105,447 shares of common stock, par value $0.01 per share (the “Sprint Common Stock”), of Sprint Corporation (“Sprint”) held directly by Starburst I, Inc.(“Starburst”) and 314,980,663 shares of Sprint Common Stock held directly by Galaxy Investment Holdings, Inc. (“Galaxy”), both of which are wholly owned indirect subsidiaries of SoftBank Group Corp. (“SoftBank”), as discussed further herein. The Galaxy holdings include 711,627 shares of Sprint Common Stock that underlie a grant by Galaxy to Ronald D. Fisher of an award of restricted stock units (the “RSUs”) that are outstanding and unvested as of the date of this Schedule 13D.

(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, SoftBank, Starburst and Galaxy (collectively, the “Reporting Persons”) may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst and Galaxy.
(3)	Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the 4,012,307,479 outstanding shares of Sprint Common Stock as set forth in Sprint’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2018, plus 54,579,924 shares of Sprint Common Stock that were issued on July 10, 2018 upon Starburst’s exercise of a warrant to purchase such shares, as described further herein.

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons Starburst I, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,131,105,447 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,131,105,447 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,131,105,447 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 76.99% (1)(2)
14	Type of Reporting Person HC, CO

(1)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst and Galaxy. Starburst expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Starburst.

(2)	Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the 4,012,307,479 outstanding shares of Sprint Common Stock as set forth in Sprint’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on June 26, 2018, plus 54,579,924 shares of Sprint Common Stock that were issued on July 10, 2018 upon Starburst’s exercise of a warrant to purchase such shares, as described further herein.

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons Galaxy Investment Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 314,980,663 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 314,980,663 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 314,980,663 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.75% (3)
14	Type of Reporting Person HC, CO

(1)	Such figure includes 711,627 shares of Sprint Common Stock that underlie a grant by Galaxy to Ronald D. Fisher of RSUs that are outstanding and unvested as of the date of this Schedule 13D.

(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst and Galaxy. Galaxy expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst, except to the extent of Galaxy’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Galaxy.
(3)	Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the 4,012,307,479 outstanding shares of Sprint Common Stock as set forth in Sprint’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on June 26, 2018, plus 54,579,924 shares of Sprint Common Stock that were issued on July 10, 2018 upon Starburst’s exercise of a warrant to purchase such shares, as described further herein.

EXPLANATORY NOTE

This Amendment No. 12 (this “Schedule 13D Amendment”) is being filed jointly on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), Starburst I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of SoftBank (“Starburst”) and Galaxy Investment Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of SoftBank (“Galaxy”, and together with SoftBank and Starburst, the “Reporting Persons”, and each a “Reporting Person”) with respect to Sprint Corporation, a Delaware corporation (referred to herein as “Sprint” or the “Issuer”). This Schedule 13D Amendment amends the Schedule 13D filed by SoftBank, Starburst, Sprint and Starburst III, Inc., a Kansas corporation, on October 25, 2012, as amended on April 22, 2013 and June 11, 2013, as amended and restated on July 12, 2013, as amended on August 6, 2013 and August 27, 2013, as amended and restated on September 18, 2013, as amended on August 19, 2015, August 28, 2015, September 30, 2015 and December 29, 2017, and as amended and restated on April 30, 2018 (as amended and/or restated from time to time, the “Schedule 13D”), which relates to the common stock of Sprint, par value $0.01 per share (the “Sprint Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identify and Background.

Item 2 of the Schedule 13D is hereby amended such that all references to Appendices A-1, A-2 and A-3 contained within Item 2 shall refer to the Appendices included in this Schedule 13D Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

“On July 10, 2018, Starburst exercised the Warrant (as described in Item 6) in full, thereby acquiring an aggregate 54,579,924 shares of Sprint Common Stock at a purchase price of $5.25 per share. The warrant purchase price was financed from SoftBank’s general working capital. Starburst directly beneficially owns the shares of Sprint Common Stock acquired upon exercise of the warrant.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

“(a)-(b) As of July 10, 2018, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) and shared power to vote or direct the vote of up to the number of shares of Sprint Common Stock set forth in the table below and the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Exchange Act as described in Item 2 of this Schedule 13D, which is incorporated herein by reference.

Reporting Person	Shares of Sprint Common Stock Such Reporting Person May Be Deemed to Beneficially Own		Percent of Voting Power of Sprint Common Stock(1)
SoftBank Group Corp.	3,446,086,110	(2)	84.74%
Starburst I, Inc.	3,131,105,447	(3)	76.99%
Galaxy Investment Holdings, Inc.	314,980,663	(4)	7.75%

(1)	The respective percentages of beneficial ownership are based on 4,012,307,479 outstanding shares of Sprint Common Stock as of June 8, 2018 as set forth in Sprint’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on June 26, 2018, plus 54,579,924 shares of Sprint Common Stock that were issued on July 10, 2018 upon Starburst’s exercise of a warrant to purchase such shares, as described further herein.
(2)	Consists of 3,131,105,447 shares of Sprint Common Stock held directly by Starburst, and 314,980,663 shares of Sprint Common Stock held directly by Galaxy (which includes 711,627 shares of Sprint Common Stock that underlie a grant by Galaxy to Ronald D. Fisher of an award of restricted stock units (the “RSUs”) that are outstanding and unvested as of the date of this Schedule 13D Amendment).

(3)	Consists of 3,131,105,447 shares of Sprint Common Stock held directly by Starburst. Starburst expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Starburst.
(4)	Consists of 314,980,663 shares of Sprint Common Stock held directly by Galaxy (which includes 711,627 shares of Sprint Common Stock that underlie a grant by Galaxy to Ronald D. Fisher of an award of RSUs that are outstanding and unvested as of the date of this Schedule 13D Amendment). Galaxy expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst, except to the extent of Galaxy’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Galaxy.

(c) The information contained in Item 3 to this Schedule 13D is herein incorporated by reference.

Except as set forth above or incorporated herein, none of (i) the Reporting Persons and, (ii) to the Reporting Persons’ knowledge, the persons set forth on Appendix A-1, A-2 or A-3 of this Schedule 13D has effected any transaction in Sprint Common Stock during the past 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

“On July 10, 2013, Sprint issued a warrant to Starburst for the purchase of 54,579,924 shares of Sprint Common Stock (the “Warrant”). On July 10, 2018, Starburst exercised the Warrant in full. The Warrant is no longer outstanding.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2018

SOFTBANK GROUP CORP.

By:	/s/ Natsuko Ohga
Name:	Natsuko Ohga
Title:	General Manager, Legal

STARBURST I, INC.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

GALAXY INVESTMENT HOLDINGS, INC.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman & CEO of SoftBank Group Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp.; President & CEO of SoftBank Corp.; and Director of Yahoo Japan Corporation	SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303

Ronald D. Fisher*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and Vice Chairman of SoftBank Group Corp. and Director and President of SoftBank Holdings Inc.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yun Ma*, a citizen of the People’s Republic of China SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and Executive Chairman of Alibaba Group Holding Limited	Alibaba Group Holding Limited Hangzhou Office 18-19/F Xihu International Building A 391 Wen Er Road Hangzhou 310013 People’s Republic of China

Marcelo Claure*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and Executive Vice President COO of SoftBank Group Corp. and Executive Chairman of Sprint Corporation	Sprint Corporation 6200 Sprint Pkwy. Overland Park, KS, 66251

Katsunori Sago*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and Executive Vice President CSO of SoftBank Group Corp.

Rajeev Misra*, a citizen of the United Kingdom SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and Executive Vice President of SoftBank Group Corp. and CEO of SB Investment Advisers

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Simon Segars*, a citizen of the United Kingdom SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and CEO of Arm Limited	Arm Limited 150 Rose Orchard Way San Jose, CA 95134

Tadashi Yanai*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp.; Chairman, President & CEO of FAST RETAILING CO., LTD.; Chairman, President and CEO of UNIQLO CO., Ltd; and Chairman of G.U. CO., LTD.	FAST RETAILING CO., LTD. 717-1 Sayama, Yamaguchi City, Yamaguchi 754-0894 Japan

Mark Schwartz*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp.; Senior Director of The Goldman Sachs Group, Inc.	Goldman Sachs (Asia) LLC Cheung Kong Center, 68th Floor 2 Queens’s Road Central Hong Kong

Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp.; Representative Director, Chairman of the Board of Directors of MITSUI & CO., LTD.	MITSUI & CO., LTD. 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

Yasir O. Al-Rumayyan*, a citizen of Saudi Arabia SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp.; Managing Director and Board Member of Public Investment Fund of Saudi Arabia	Public Investment Fund of Saudi Arabia AlRaidah Digital City Al-Nakheel, P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu

Hidekazu Kubokawa**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Audit & Supervisory Board Member of SoftBank Group Corp.; Representative Partner at Yotsuya Partners Accounting Firm; Audit & Supervisory Board Member of Digital Arts Inc.; Corporate Auditor of KYORITSU PRINTING CO., LTD.; Auditor of Pado Corporation

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Masato Suzaki**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Yoshimitsu Goto, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Executive Corporate Officer and CFO of SoftBank Group Corp.

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Executive Corporate Officer of SoftBank Group Corp.

Ren Tanaka, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Corporate Officer of SoftBank Group Corp.

*	Director
**	Corporate Auditor

Appendix A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

STARBURST I, INC.

Set forth below is a list of each executive officer and director of Starburst I, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Ronald D. Fisher* **, a citizen of the United States of America Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Group Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Kabir Misra* ***, a citizen of the United States of America Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Managing Partner, SB Investment Advisers (US) Inc., a wholly owned subsidiary of SoftBank Group Corp.	SB Investment Advisers (US) Inc. One Circle Star Way San Carlos, California 94070

Yoshimitsu Goto*, a citizen of Japan Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Senior Executive Corporate Officer and CFO of SoftBank Group Corp.	SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan

*	Director
**	President
***	Secretary and Treasurer

Appendix A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

GALAXY INVESTMENT HOLDINGS, INC.

Set forth below is a list of each executive officer and director of Galaxy Investment Holdings, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Ronald D. Fisher* **, a citizen of the United States of America Galaxy Investment Holdings, Inc. One Circle Star Way San Carlos, California 94070	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Group Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yoshimitsu Goto*, a citizen of Japan Galaxy Investment Holdings, Inc. One Circle Star Way San Carlos, California 94070	Senior Executive Corporate Officer and CFO of SoftBank Group Corp.	SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan

*	Director
**	President